SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

dated February 27, 2003

BP p.l.c.

(Translation of registrant’s name into English)

1 St. James’s Square, London, SW1Y 4PD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No ☒

        THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP p.l.c., BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC., BP AUSTRALIA CAPITAL MARKETS LIMITED AND BP CANADA FINANCE COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.

EXHIBIT 4.1

Form of First Supplemental Indenture among BP Capital Markets p.l.c., BP p.l.c. and JPMorgan Chase Bank, supplementing the Indenture among BP Capital Markets p.l.c., BP p.l.c. and JP Morgan Chase Bank dated as of March 8, 2002, filed as Exhibit 4.1 to BP p.l.c.’s Report on Form 6-K filed March 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(REGISTRANT)

Dated: February 27, 2003

By	/S/ HENRY R. WILSON

	Name:	Henry R. Wilson
	Title:	Corporate Finance Executive

EXHIBIT INDEX

Exhibit Number	Description

4.1

Form of First Supplemental Indenture among BP Capital Markets p.l.c., BP p.l.c. and JPMorgan Chase Bank, supplementing the Indenture among BP Capital Markets p.l.c., BP p.l.c. and JP Morgan Chase Bank dated as of March 8, 2002, filed as Exhibit 4.1 to BP p.l.c.’s Report on Form 6-K filed March 26, 2002.